Exhibit 99.46

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Announces Record Gold Sales and Cash Flow From Operations of US$8.6 Million

Vancouver, British Columbia, November 9, 2011 – Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) (TSX-V: SSL) has released its unaudited results for the third quarter ended September 30, 2011 (all figures in U.S. dollars).

Third Quarter Highlights

• Record operating cash flow of $8.6 million, a 223% increase from the previous quarter

• Record gold sales of 5,561 ounces, a 50% increase from the previous quarter

• Net earnings were $4.4 million, a 90% increase from the previous quarter

• The Company completed a gold stream with Donner Metals Ltd. to purchase 17.5% of the life of mine gold produced from the Bracemac-McLeod development project at $350 per ounce

• Gold production reached feasibility levels at both the Aurizona Mine and the Santa Elena Mine

• Significant progress has been made on the development of the Ming Mine, which is expected to begin operating by early 2012

“A significant ramp up in gold production at multiple mines together with an all-time high average realized gold price has resulted in exceptionally strong operating cash flows for Sandstorm,” said President and CEO Nolan Watson. “With our cash on hand and robust future operating cash flows, we are well positioned to continue to grow the company through the acquisition of additional gold streams.”

Financial Results

Revenues

Sandstorm recognized revenue of $9.6 million in the third quarter of 2011, representing a 71% increase from the $5.6 million revenue generated in the second quarter of 2011. Increasing production at the Aurizona Mine, Black Fox Mine and Santa Elena resulted in the sales of 5,561 ounces of gold, an increase of 50% from the previous quarter.

Costs and Expenses

Average cash cost per ounce1 in the third quarter of 2011 was $428 per ounce which resulted in cash operating margins of $1,297 per ounce.

Earnings and Operating Cash Flow

Net earnings in the third quarter of 2011 were up 90% at $4.4 million, compared to $2.3 million in the second quarter of 2011. Cash flow from operations was $8.6 million, compared to $2.6 million for the second quarter of 2011; a 223% increase. The increase in net earnings and operating cash flow is attributable to a combination of factors including a 50% increase in gold ounces purchased and sold from the Aurizona Mine, Black Fox Mine and Santa Elena Mine as well as a 15% increase in the average realized selling price of gold.

Balance Sheet and Capital Resources

As of September 30, 2011, Sandstorm had cash of $10.7 million and working capital of $10.2 million. Sandstorm intends to utilize its cash on hand and cash flow from operations to complete additional gold streaming transactions.

Operations Highlights

Producing Assets

Luna Gold Corp.’s (“Luna”) open-pit Aurizona Mine (“Aurizona”) is located in Brazil. Aurizona has reached full feasibility production levels by achieving an average of 4,500 tonnes processed per day and producing approximately 13,500 ounces of gold.

The exploration team at Luna recently completed a 40,000 metre drill program which will be the basis for a National Instrument (“NI”) 43-101 resource update in the fourth quarter of 2011. Recently released drilling results extending mineralization well beyond the current open pit boundaries have been reported in recent Luna press releases which are available at http://www.lunagold.com.

SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena Mine (“Santa Elena”) is located in Mexico. During the third quarter of 2011, Santa Elena reached full commercial production with 8,805 ounces of gold produced. The crushing circut is currently operating above the daily designed throughput capacity of 2,500 tonnes per day with an average of 2,755 tonnes per day during the quarter.

Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox Mine (“Black Fox”) is located in Ontario, Canada. During the third quarter of 2011, Black Fox produced 16,838 ounces of gold. Brigus announced at the end of June that it was proceeding with an expansion of the Black Fox mill, which is expected to be completed and in service, during the first quarter of 2012. This initial expansion will increase processing capacity at the Black Fox mill to up to 2,200 tonnes per day.

Santa Fe Gold Corporation’s (“Santa Fe”) Summit Mine (“Summit”) is located in the United States of America. During the third quarter of 2011, Sandstorm agreed to defer Santa Fe’s production guarantee deadline in exchange for the sale of 700 ounces of gold plus an additional 3 ounces per day starting July 1, 2011. The Company received the 700 ounces of gold during the three months ended September 30, 2011.

Development Assets

Rambler Metals & Mining plc’s (“Rambler”) Ming Copper-Gold mine (“Ming Mine”) is located in Canada. During the third quarter of 2011 Rambler received final construction approval from the Government of Newfoundland and Labrador for the Ming Mine. Rambler has begun commissioning of their copper concentrator facility and has completed the erection of its 9,500 wet metric tonne concentrate storage facility and initial ore processing is anticipated to begin in November 2011 through the gold hydromet circuit. Initial gold production is expected during the first quarter of 2012.

Metanor Resources Inc.’s (“Metanor”) Bachelor Lake Gold Mine (“Bachelor Lake”) is located in Quebec, Canada. Bachelor Lake is projected to produce an average of 60,000 ounces of gold per year and will be utilizing the low cost, long-hole mining method along with an existing, and fully functional, operating mill and surface infrastructure. Over this year, Bachelor Lake has completed the sinking of the shaft and begun the lateral underground development required for bulk sampling and production. In addition to this work, Metanor has undertaken a successful drilling program on the Bachelor Lake property. Production is expected to commence by the end of 2012.

Donner Metals Ltd. is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine which is operated by Xstrata Canada Corporation. Xstrata plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Mine will be an underground mine, accessed via a ramp, and is expected to begin ore production in early 2013. The Bracemac-McLeod ramp is currently passing 2,070 metres and is progressing well. Construction of access and haulage roads, mine support infrastructure and electrical supply has been mostly completed.

Further details of the individual gold streams can be found in the Management’s Discussion and Analysis section of the third quarter, 2011 report and on the Company website.

Outlook

Sandstorm has increased its 2011 attributable gold production guidance as a result of the increasing production at Aurizona, Black Fox and Santa Elena. Forecasted 2011 attributable production is 16,000 to 18,000 ounces increasing to over 50,000 ounces of gold per annum by 2014. This growth is driven by the Company’s portfolio of gold stream agreements with mines, all of which are either currently producing or expected to commence commercial production by 2014.

Conference Call Details

A conference call will be held on Thursday, November 10, 2011 starting at 1:00 pm EST to further discuss the third quarter results. To participate in the conference call use the following dial-in numbers:

Local / International: 416-640-5944

North American Toll-Free: 1-866-342-0100

It is recommended that participants dial in five minutes prior to the commencement of the conference call. Click here to access an audio webcast of the conference call which will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Note 1: Sandstorm has included a non-IFRS performance measure in this press release being average cash cost per ounce. Average cash cost per ounce is calculated by dividing the Company’s costs of sales by the number of ounces sold purchased. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

CONTACT INFORMATION

Chief Financial Officer

Erfan Kazemi

(604) 689-0234

Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.